Amendment to
JNL Strategic Income Fund LLC Rule 12b-1 Plan

This Amendment is made by JNL Strategic Income Fund LLC, a Delaware limited liability company (“Company”) to its Rule 12b-1 Plan (“Plan”).

Whereas, the Plan was adopted on October 15, 2012, and as amended on September 16, 2013, by the Company on behalf of the series of shares (the “Fund”) listed on Schedule A to the Plan, in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended.

Whereas, pursuant to this Amendment, the Company is amending Section 2, “Miscellaneous,” paragraph (b), entitled “Continuation”.

Now Therefore, the Company hereby amends the Plan as follows:

Delete Paragraph (b) of Section 2 in its entirety, and replace it with the following:

Continuation. This Plan shall continue in full force and effect through September 30th of each successive year as to a Fund (or a class of shares thereof) for so long as such continuance is specifically approved at least annually by a vote of both (i) the Board of Managers and (ii) the Rule 12b-1 Managers, cast in person at a meeting called, at least in part, for the purpose of voting on this Plan.

In Witness Whereof, the Company has caused this Amendment to be executed as of this 4th day of June 2014, effective June 4, 2014.

JNL Strategic Income Fund LLC

By:	/s/ Kristen K. Leeman
Name:	Kristen K. Leeman
Title:	Assistant Secretary